As filed with the Securities and Exchange Commission on May 16, 2014.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

HIPCRICKET, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-0122076
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

110 110th Avenue NE, Suite 410
Bellevue, Washington  98004
(Address of principal executive offices, including zip code)

HIPCRICKET, INC. 2014 EQUITY INCENTIVE PLAN
(Full title of the plan)

Thomas J. Virgin
Hipcricket, Inc.
110 110th Avenue NE, Suite 410
Bellevue, Washington  98004
(855) 423-5433
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Faith Wilson
Perkins Coie LLP
1201 Third Avenue, Suite 4900
Seattle, Washington  98101-3099
(206) 359-8000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]		Accelerated filer [ ]
Non-accelerated filer [ ]	(Do not check if a smaller reporting company)	Smaller reporting company [X]

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (2)

Common Stock, par value $0.0001 per share, under the Hipcricket, Inc. 2014 Equity Incentive Plan	12,000,000	$0.36	$4,320,000	$556.42

(1)
Includes an indeterminate number of additional shares that may be necessary to adjust the number of shares reserved for issuance pursuant to the Registrant's 2014 Equity Incentive Plan (the "2014 Plan") as the result of any future stock split, stock dividend or similar adjustment of the Registrant's outstanding common stock.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and Rule 457(h)(1), as applicable, under the Securities Act of 1933, as amended (the "Securities Act").  The calculation of the registration fee is based on (a) a per share exercise price of $0.48 with respect to 4,800,000 shares subject to currently outstanding options under the 2014 Plan and (b) a per share price of $0.28 for 7,200,000 shares not subject to currently outstanding equity awards under the 2014 Plan, based on the average of the high ($0.30) and low ($0.26) prices of the Registrant’s common stock on May 9, 2014, as reported for such date by the OTCBB.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.	Incorporation of Documents by Reference.

The following documents filed by the Registrant with the Securities and Exchange Commission (the "Commission") are hereby incorporated by reference in this Registration Statement:

(1)      The Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 2014, filed on May 14, 2014, which contains audited financial statements for the most recent fiscal year for which such statements have been filed; and

(2)      the Registrant's Current Report on Form 8-K filed on April 4, 2014 (excluding any reports or portions thereof that are furnished under Item 2.02 or Item 7.01 and any exhibits included with such Items).

All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date hereof (excluding any documents or portions of such documents that are furnished under Item 2.02 or Item 7.01 of a current report on Form 8-K and any exhibits included with such Items), and prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall also be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

ITEM 4.	Description of Securities.

The following description of the Registrant's common stock and provisions of the Registrant's certificate of incorporation and bylaws are summaries and are qualified by reference to the Registrant's certificate of incorporation and bylaws, which the Registrant has filed with the Commission.  As of the date of this Registration Statement, the Registrant has 250,000,000 authorized shares of common stock and 25,000,000 authorized shares of preferred stock.  The Registrant does not have any securities registered under Section 12 of the Exchange Act.

Common Stock

Holders of common stock of the Registrant are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights.  An election of directors by the Registrant's stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.  Holders of common stock are entitled to receive proportionately any dividends as may be declared by the Registrant's board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of the Registrant's liquidation or dissolution, the holders of common stock are entitled to receive proportionately the Registrant's net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.  Holders of common stock have no preemptive, subscription, redemption or conversion rights.  The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Registrant may designate and issue in the future.

Anti-Takeover Provisions

Staggered Board

The Registrant's certificate of incorporation divides its board of directors into three classes with staggered three year terms.  In addition, the Registrant's certificate of incorporation provides that directors may be removed (i) without cause only by the affirmative vote of the holders of 66-2/3% of the votes that stockholders would be entitled to cast in any election of directors (the "Voting Stock") or (ii) with cause by the affirmative vote of the holders of a majority of the Registrant's then outstanding Voting Stock, voting together as a single class.  Vacancies on the board resulting from the death, resignation or removal of a director may be filled by either the affirmative vote of the voting power of the then outstanding Voting Stock, voting together as a single class, or by the affirmative vote of the remaining directors then in office.  However, the Registrant's certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of the Registrant's board of directors and newly created directorships resulting from any increase in the number of directors must be filled by the affirmative vote of the directors then in office, unless the board of directors determines by resolution that such newly created directorship shall be filled by the stockholders.  The classification of the Registrant's board of directors and the limitations on the ability of the Registrant's stockholders to remove directors, change the authorized number of directors, and fill newly-created directorships could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Registrant.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of any exchange on which the Registrant's shares may be listed.  These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans.  The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Registrant by means of a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations; Stockholder Action

The Registrant's certificate of incorporation provides that, except as otherwise required by law, special meetings of the stockholders can only be called by the Registrant's board of directors and the chairman of the board (or the chief executive officer if there is no chairman).  In addition, the Registrant's bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Registrant's board of directors.  Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of the meeting or brought before the meeting by or at the direction of the Registrant's board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Registrant's secretary of the stockholder's intention to bring such business before the meeting.  These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of the Registrant's outstanding voting securities.

Super Majority Voting

The General Corporation Law of the State of Delaware ("DGCL") provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.  The Registrant's bylaws may be amended or repealed by a majority vote of the Registrant's board of directors or the affirmative vote of the holders of at least 66-2/3% of the Voting Stock, voting together as a single class.  In addition, the affirmative vote of the holders of at least 66-2/3% of the Voting Stock, voting together as a single class, is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of the Registrant's certificate of incorporation.

Delaware Business Combination Statute

Section 203 of the DGCL provides that, subject to exceptions set forth therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•
on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an "interested stockholder" is defined to include:

•
any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.  The Registrant has not elected to be exempt from the restrictions imposed under Section 203.  The provisions of Section 203 may encourage persons interested in acquiring the Registrant to negotiate in advance with the Registrant's board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder.  Such provisions also may have the effect of preventing changes in the Registrant's management.  It is possible that such provisions could make it more difficult to accomplish transactions, which the Registrant's stockholders may otherwise deem to be in their best interests.

ITEM 5.	Interests of Named Experts and Counsel.

None.

ITEM 6.	Indemnification of Directors and Officers.

Delaware Law

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.  The statute provides that indemnification pursuant to these provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Amended and Restated Certification of Incorporation

Pursuant to Article Eight of the Registrant's certificate of incorporation (“Article Eight”), the Registrant is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents (and any other persons to which Delaware law permits indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to an action for breach of duty to the Registrant, its stockholders and others.

Article Eight also states that the Registrant's directors shall not be personally liable to the Registrant or any stockholder for monetary damages for breach of fiduciary duty as a director, except of any matter in respect of which such director shall be liable under Section 174 of the DGCL or shall be liable because the director (1) shall have breached his duty of loyalty to the Registrant or its stockholders, (2) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (3) shall have derived an improper personal benefit.  Article Eight further states that the liability of the Registrant's directors shall be eliminated or limited to the fullest extent permitted by the DGCL as amended at any time in the future.

Under Article Eight and Article Six of the Registrant's bylaws, any person who was or is made a party or is threatened to be made a party to or is in any way involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including any appeal therefrom, by reason of the fact that he is or was a director or officer of the Registrant or was serving at the Registrant's request as a director or officer of another entity or enterprise (including any subsidiary), shall be indemnified and held harmless by the Registrant and the Registrant is required to advance all expenses incurred by such person in defense of any such proceeding prior to its final determination, to the fullest extent authorized by the DGCL.  These rights are not exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Indemnification Agreements

The Registrant has entered into indemnification agreements with each of its directors and executive officers.  These indemnification agreements may require the Registrant, among other things, to indemnify its directors and officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of the Registrant's directors or officers, or any of the Registrant's subsidiaries or any other company or enterprise to which the person provides services at the Registrant's request.

The Registrant maintains a general liability insurance policy that covers certain liabilities of directors and officers of the Registrant arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 7.	Exemption from Registration Claimed.
Not applicable.

ITEM 8.	Exhibits.

Exhibit Number	Description

5.1+	Opinion of Perkins Coie LLP regarding legality of the common stock being registered

23.1+	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm

23.2+	Consent of Perkins Coie LLP (included in opinion filed as Exhibit 5.1)

24.1+	Power of Attorney (see signature page)

99.1*	Hipcricket, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed with the Commission on April 4, 2014)

+           Filed herewith
*           Incorporated herein by reference

ITEM 9.	Undertakings.

A.      The undersigned Registrant hereby undertakes:

(1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)      To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)      To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on this 16 day of May, 2014.

HIPCRICKET, INC. By /s/ Ivan E. Braiker Ivan E. Braiker President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes Ivan E. Braiker and Thomas J. Virgin, or either of them, as attorneys-in-fact, with full power of substitution, to execute in the name and on the behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ivan E. Braiker	Director, President and Chief Executive Officer (Principal Executive Officer)	May 16, 2014
Ivan E. Braiker

/s/ Thomas J. Virgin	Chief Financial Officer (Principal Financial and Accounting Officer)	May 16, 2014
Thomas J. Virgin

/s/ Todd E. Wilson	Executive Chairman of the Board	May 16, 2014
Todd E. Wilson

/s/ Michael Brochu	Director	May 16, 2014
Michael Brochu

/s/ John M. Devlin, Jr.	Director	May 16, 2014
John M. Devlin, Jr.

/s/ Donald E. Stout	Director	May 16, 2014
Donald E. Stout

EXHIBIT INDEX

Exhibit Number	Description

5.1+	Opinion of Perkins Coie LLP regarding legality of the common stock being registered

23.1+	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm

23.2+	Consent of Perkins Coie LLP (included in opinion filed as Exhibit 5.1)

24.1+	Power of Attorney (see signature page)

99.1*	Hipcricket, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed with the Commission on April 4, 2014)

+           Filed herewith
*           Incorporated by reference